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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          Western Wireless Corporation
                                (Name of Issuer)

                  Class A Common Stock, no par value per share
                         (Title of Class of Securities)

                                    95988E204
                                 (CUSIP Number)

                    John W. Stanton and Theresa E. Gillespie
                          Western Wireless Corporation
                         3650 131st Avenue S.E., Ste 600
                           Bellevue, Washington 98006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 10, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.: 95988E204

1    NAME OF REPORTING PERSON

          John W. Stanton

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          ----------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]

                                                             (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         7    SOLE VOTING POWER

                              0

     NUMBER OF SHARES    8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY             7,628,690
           EACH
         REPORTING       9    SOLE DISPOSITIVE POWER
          PERSON
           WITH               0

                         10   SHARED DISPOSITIVE POWER
                              7,628,690

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,628,690

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14   TYPE OF REPORTING PERSON

          IN




                                       2
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CUSIP No.: 95988E204

1    NAME OF REPORTING PERSON

          Theresa E. Gillespie

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          ----------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]

                                                             (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                         7    SOLE VOTING POWER

                              0

     NUMBER OF SHARES    8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY             7,628,690
           EACH
         REPORTING       9    SOLE DISPOSITIVE POWER
          PERSON
           WITH               0

                         10   SHARED DISPOSITIVE POWER
                              7,628,690

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,628,690

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.7%

14   TYPE OF REPORTING PERSON

          IN




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Item 1.           Security and Issuer

                  This statement relates to the Class A Common Stock, no par value per share (the "Class A Common Stock"), of Western Wireless Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3650 131st Avenue S.E., Ste 600, Bellevue, Washington 98006.

Item 2.           Identity and Background

                  This statement is being filed jointly by John W. Stanton and Theresa E. Gillespie, husband and wife. Mr. Stanton and Ms. Gillespie are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". The business address of the Reporting Persons is 3650 131st Avenue S.E., Ste 600 Bellevue, Washington 98006. Mr. Stanton is the Chairman and Chief Executive Officer of the Issuer, which is a provider of wireless communications services in the United States principally through the ownership and operation of cellular systems and is the Chief Executive Officer and a Director of VoiceStream Wireless Corporation, a national provider of personal communications service in the United States using GSM wireless technology, which has a principal business address of 12920 - 38th Street S.E. Bellevue, Washington 98006. Ms. Gillespie is the Executive Vice President and a Director of the Issuer. Each of the Reporting Persons is a United States citizen.

                  Neither of the Reporting Persons has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  The purchases described in Item 5(c) below were made with personal funds (with no amount of the purchase price being represented by borrowed funds).

Item 4.           Purpose of Transaction

                  The Reporting Persons acquired beneficial ownership of the Class A Common Stock for investment purposes only. Neither of the Reporting Persons has any present intent or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board other than in the Shareholders Agreement described in Item 6 below;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  (a) As of the filing date of this Schedule 13D, the Reporting Persons share beneficial ownership of 7,628,690 shares of the Class A Common Stock,* which represents approximately 9.7%** of the shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

                  (b) As of the filing date of this Schedule 13D, the Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 7,628,690 shares of the Class A Common Stock.*


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                  (c) On January 9, 2002, the Reporting Persons purchased
150,000 shares of Class A Common Stock at a price of $19.8029 per share. On January 10, 2002, the Reporting Persons purchased 50,000 shares of Class A Common Stock at a price of $18.7715 per share. On January 16, 2002, the Reporting Persons purchased 103,000 shares of Class A Common Stock at a price of $16.6859 per share. On January 17, 2002, the Reporting Persons purchased 47,000 shares of Class A Common Stock at a price of $16.4706 per share. On January 18, 2002, the Reporting Persons purchased 200,000 shares of Class A Common Stock at a price of $14.7654 per share. On January 28, 2002, the Reporting Persons purchased 210,400 shares of Class A Common Stock at a price of $10.5897 per share. On January 29, 2002, the Reporting Persons purchased 239,600 shares of Class A Common Stock at a price of $8.1165 per share. All of the above purchases were open market purchases.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

                  (e)  Not applicable.

* Consists of (i) 1,686,069 shares of Class B Common Stock held of record by PN Cellular, Inc. ("PN Cellular") which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (ii) 1,274,519 shares of Class B Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (iii) 1,348,619 shares of Class A Common Stock and 3,025,668 shares of Class B
Common Stock held by Mr. Stanton and Ms. Gillespie as joint tenants; (iv) 64,437 shares of Class B Common Stock held of record by The Stanton Family Trust; and (v) an aggregate of 229,378 shares of Class A Common Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie, which are exercisable within 60 days of the date of this statement. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly held by them, as well as the shares held of record by PN Cellular, SCC and The Stanton Family Trust. The Company has two classes of common stock, Class A Common Stock and Class B Common Stock. Other than with respect to voting rights and conversion, the Class A Common Stock and Class B Common Stock have identical rights. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. Shares of Class B Common Stock generally convert automatically into shares of Class A Common Stock on a share-for-share basis immediately upon any transfer of the Class B Common Stock other than a transfer from an original holder of Class B Common Stock to certain affiliates of such holder. Class B Common Stock also is convertible into shares of Class A Common Stock on a share-for-share basis at any time at the option of the holder.

** The share ownership percentages described in this Schedule 13D are based on 78,387,190 shares of Class A Common Stock deemed to be outstanding as of January 30, 2002, which includes 72,107,119 shares of Class A Common Stock actually issued and outstanding as of such date, an aggregate of 229,378 shares of Class A Common Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie and 6,050,693 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Mr. Stanton, Ms. Gillespie, PN Cellular SSC, The Stanton Family Trust (together with Mr. Stanton and Ms. Gillespie, PN Cellular and SCC, the "Stanton Entities"), Hellman & Friedman Capital Partners II, L.P. ("HFCP"), H&F Orchard Partners, L.P. ("HFOP"), H&F International Partners, L.P.
(together with HFCP and HFOP, the "Hellman & Friedman Entities"), GS Capital Partners, L.P. ("GS Capital Partners), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street"), The Goldman Sachs Group, L.P. (together with GS Capital Partners, Stone Street and Bridge Street, the "Goldman Sachs Entities") and Providence Media Partners L.P. ("Providence") are parties to a Shareholders Agreement pursuant to which each party thereto shall vote its shares of common stock of the Issuer to elect a board of directors that will include (but not necessarily be limited to) the following six members: (i) the Chief Executive Officer of the Issuer; (ii) so long as the Hellman & Friedman Entities own at least (A) 15% of the total voting power (as defined in the Shareholders Agreement) of the Issuer, two persons designated by the Hellman & Friedman Entities or (B) 7-1/2% of the total voting power of the Issuer, one person designated by the Hellman & Friedman Entities; (iii) so long as the Goldman Sachs Entities beneficially own at least 7-1/2% of the total voting power of the Issuer, one person designated by the Goldman Sachs Entities; (iv) so long as the Stanton Entities and Providence collectively beneficially own at least 7-1/2% of the total voting power of the Issuer, one person designated by majority vote of the Stanton Entities and

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Providence (such designee being in addition to Mr. Stanton if he is then serving on the Issuer's board of directors by reason of being the Chief Executive
Officer of the Issuer), provided that the Stanton Entities agree that so long as Mr. Stanton is serving as the Chief Executive Officer of the Issuer and Providence owns at least 75% of the shares it beneficially owned on the date of execution of the Shareholders Agreement, the Stanton Entities shall vote their shares of common stock for one member of the board of directors designated by Providence; and (v) one member of the board of directors of the Issuer selected by a majority of the persons selected as described above.

Item 7.           Materials to be Filed as Exhibits

                  Exhibit 99.1 Shareholders Agreement (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 No. 333-2432).




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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January 31, 2002
                              ------------------------
                              Date


                              JOHN W. STANTON


                              /s/ John W. Stanton
                              ------------------------
                                  John W. Stanton


                              THERESA E. GILLESPIE


                              /s/ Theresa E. Gillespie
                              ------------------------
                                  Theresa E. Gillespie


                             JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: January 31, 2002.


                              JOHN W. STANTON

                              /s/ John W. Stanton
                              ------------------------
                                  John W. Stanton


                              THERESA E. GILLESPIE

                              /s/ Theresa E. Gillespie
                              ------------------------
                                  Theresa E. Gillespie




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